David G. Peinsipp

+1 415 693 2177

dpeinsipp@cooley.com

March 12, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Transportation and Leisure

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Anne Nguyen Parker

J. Nolan McWilliams

Melissa Raminpour

Melissa Gilmore

Re:	Uber Technologies, Inc.

Amendment No. 1 to

Draft Registration Statement on Form S-1

Submitted February 15, 2019

CIK No. 0001543151

Ladies and Gentlemen:

On behalf of Uber Technologies, Inc. (“Uber” or the “Company”), we are submitting this letter and the following information in response to a letter, dated March 4, 2019, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s amended Confidential Draft Registration Statement on Form S-1 (the “Draft Registration Statement”) submitted to the Commission on February 15, 2019. We are also electronically transmitting for confidential submission an amended version of the Draft Registration Statement (the “Amended Draft Registration Statement”). We are also sending a copy of this letter and the Amended Draft Registration Statement in typeset format, including a version that is marked to show changes to the Draft Registration Statement, to the Staff.

The numbering of the paragraphs below corresponds to the numbering of the comments in the letter from the Staff. For the Staff’s convenience, we have incorporated your comments into this response letter in italics. Page references in the text of this response letter correspond to the page numbers in the Amended Draft Registration Statement. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Amended Draft Registration Statement.

Cooley LLP 101 California Street 5th Floor San Francisco, CA 94111-5800

t: (415) 693-2000 f: (415) 693-2222 cooley.com

Confidential treatment requested by Uber Technologies, Inc. pursuant to 17 C.F.R. §200.83.

U.S. Securities and Exchange Commission

March 12, 2019

Page Two

Non-GAAP Financial Measures, page 18

1.

You indicate in your response to comment 3 you believe the exclusion of the 2018 Divested Operations from your non-GAAP measures provides a more useful comparison to prior periods. However, as the 2018 Divested Operations did not meet the criteria for being presented as discontinued operations pursuant to ASC 205-20, your non-GAAP measures appear to represent individually tailored accounting measures in light of the guidance provided in Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations. Please revise to remove the adjustment for 2018 Divested Operations from your non-GAAP measures.

In response to the Staff’s comment, the Company has revised pages ii-iv, 18-21, 80-81 and 92-93 of the Amended Draft Registration Statement with respect to the presentation of its key metrics and non-GAAP financial measures. The Company acknowledges the Staff’s comment and has removed the adjustment for 2018 Divested Operations from its Adjusted EBITDA measure. As discussed with the Staff, and as further described in the Company’s response to comment (2) below, the Company has also revised the presentation of Adjusted Net Revenue to Core Platform Adjusted Net Revenue and Contribution Margin to Core Platform Contribution Margin, key metrics at the segment level. As a result, such metrics are no longer deemed non-GAAP financial measures because they are presented in accordance with the Company’s segment measures, and accordingly they are not individually tailored accounting measures.

2.

In addition, you state you intend to recast the segment results to exclude the impact of the 2018 Divested Operations for all periods presented once the consolidated financial statements are presented for the year ended December 31, 2018. Please clarify if this change will impact your current presentation of the non-GAAP Core Platform Contribution Profit (Loss) and Margin measures. Refer to Question 104.01 of the Non-GAAP Compliance and Disclosure Interpretations.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its presentation of its Core Platform Contribution Profit (Loss) and Margin metrics to disclose such metrics at the segment level. This presentation will be consistent with the Company’s segment measures presented in accordance with GAAP once the Company amends the Amended Draft Registration Statement to include financial statements for 2018. As a result, and in accordance with Question 104.01 of the Non-GAAP Compliance and Disclosure Interpretations, Core Platform Contribution Profit (Loss) and Margin metrics are not deemed to be non-GAAP financial measures, and the Company has further revised the Amended Draft Registration Statement on pages iii, 18-19 and 80 to clarify. As previously discussed with the Staff, once the Company amends the Amended Draft Registration Statement to include financial statements for 2018, it will recast its segment measures in a manner that will conform to this presentation of Core Platform Contribution Profit (Loss) and Margin. The Company is further supplementally providing the Staff with the segment measure reconciliations that it expects to include in a future amendment to the Amended Draft Registration Statement, as illustrated in the tables below:

Cooley LLP 101 California Street 5th Floor San Francisco, CA 94111-5800

t: (415) 693-2000 f: (415) 693-2222 cooley.com

Confidential treatment requested by Uber Technologies, Inc. pursuant to 17 C.F.R. §200.83.

U.S. Securities and Exchange Commission

March 12, 2019

Page Three

	Year Ended December 31,
	2016	2017	2018
	($ in millions)
Segment adjusted net revenue reconciliation:
Total segment adjusted net revenue
Add (deduct):
Excess driver incentives
Driver referrals
Non-routine legal, tax, and regulatory reserves and settlements
Impact of 2018 Divested Operations

Revenue

	Year Ended December 31,
	2016	2017	2018
	($ in millions)
Segment contribution profit (loss) reconciliation:
Total segment contribution profit (loss)
Add (deduct):
Research and development expenses related to ATG and Advanced Programs[1]
Unallocated research and development and general and administrative expenses[1]
Depreciation and amortization
Stock-based compensation expense
Non-routine legal, tax, and regulatory reserves and settlements
Asset impairment/loss on sale of assets
Acquisition and financing related expenses
Restructuring charges
Impact of 2018 Divested Operations

Loss from operations

[1]	Excluding stock-based compensation expense.

The Company further advises the Staff that, during 2018, the Company incurred certain charges as a result of non-routine legal, tax, and regulatory reserves and settlements related to payments and potential payments to its Drivers, which were recorded as a reduction to revenue in its consolidated financial results. Management removes these charges to calculate its Core Platform Adjusted Net Revenue in order to enhance comparability between fiscal periods. This treatment is consistent with the removal of other non-routine legal, tax, and regulatory reserves and settlements that impact expenses in Core Platform Contribution Profit (Loss). The Company supplementally advises the Staff that, once the financial statements for 2018 are included, it will update the definition of Core Platform Adjusted Net Revenue in the Amended Draft Registration Statement to include

Cooley LLP 101 California Street 5th Floor San Francisco, CA 94111-5800

t: (415) 693-2000 f: (415) 693-2222 cooley.com

Confidential treatment requested by Uber Technologies, Inc. pursuant to 17 C.F.R. §200.83.

U.S. Securities and Exchange Commission

March 12, 2019

Page Four

discussion of the impact of certain non-routine legal, tax, and regulatory reserves and settlements to Core Platform Adjusted Net Revenue as set forth below:

Core Platform Adjusted Net Revenue. We define Core Platform Adjusted Net Revenue as Core Platform revenue (i) less excess Driver incentives, (ii) less Driver referrals, (iii) less non-routine legal, tax, and regulatory reserves and settlements recorded as contra-revenue, and (iv) excluding the impact of our 2018 Divested Operations. We believe that Core Platform Adjusted Net Revenue is informative of our Core Platform top line performance because it measures the total net financial activity reflected in the amount generated by our Core Platform after taking into account all Driver and restaurant earnings, Driver incentives, and Driver referrals. Excess driver incentives are recorded in cost of revenue, exclusive of depreciation and amortization, and Driver referrals are recorded in sales and marketing expenses. The payment of these amounts are largely dependent on our business decisions. We include these amounts in Core Platform Adjusted Net Revenue as it is useful to evaluate how increasing or decreasing incentives would impact our Core Platform top line performance and the overall net financial activity between us and our customers, which ultimately impacts our Take Rate. Core Platform Adjusted Net Revenue is lower than Core Platform revenue in all reported periods in this prospectus.

3.

We note your revised disclosures in response to comment 5, which indicate management views Driver incentives and Driver referrals in the aggregate and Adjusted Net Revenue presents incentives in the way that management views the top-line performance of its business. Revise to further disclose why you believe the exclusion of Excess Driver Incentives from Revenue is informative to your top-line performance.

In response to the Staff’s comment, the Company has revised page 19 of the Amended Draft Registration Statement.

Our Financial and Operating Model, page 89

4.

Refer to your response to comment 10. Please further explain the relationship among the bars and what they are meant to illustrate. For example, clarify if true that the “Core Platform Revenue” bar is the sum of the second green bar and the “Core Platform Adjusted Net Revenue” bar. Clarify in the second paragraph following the chart why the impact of your 2018 Divested Operations is excluded from the second green bar.

In response to the Staff’s comment, the Company has revised page 89 of the Amended Draft Registration Statement.

Key Metrics and Non-GAAP Financial Measures, page 90

5.

In your response to comment 12, you state you do not manage your business by MAPCs by offering and do not use Trips by offering as a significant driver for decision making. However, in your response to comment 34, you indicate Trips are used to assess overall amount and volume of activity on the platform and there is a breakout of Trips by the Ridesharing and Uber Eats products. Additionally, the Core Platform segment manager is responsible for managing Trips, which are included in the monthly report for the monthly business review that is reviewed by the CODM and

Cooley LLP 101 California Street 5th Floor San Francisco, CA 94111-5800

t: (415) 693-2000 f: (415) 693-2222 cooley.com

Confidential treatment requested by Uber Technologies, Inc. pursuant to 17 C.F.R. §200.83.

U.S. Securities and Exchange Commission

March 12, 2019

Page Five

the board of directors. Therefore, it appears Trips are used to manage your business. Section I.B of SEC Release 33-8350 indicates companies should identify and discuss key performance indicators, including non-financial performance indicators, management uses to manage the business and that would be material to investors. Revise to disclose Trips by Ridesharing and Uber Eats.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the CODM and board of directors have historically received a breakout of Trips by Ridesharing and Uber Eats in a monthly report as part of the monthly business review. Prior to the change in segments that occurred during the fourth quarter of 2018, the Uber Eats offering was considered a separate segment and was not managed as part of the Core Platform segment. When the Uber Eats and Ridesharing products were managed as separate segments, the CODM would evaluate end user engagement at the Ridesharing and Uber Eats product level. Subsequent to the change in segments that occurred in October 2018 to include both Ridesharing and Uber Eats as part of the Core Platform segment, the CODM refined his use of metrics based upon how he manages the business to use the Trip metric to manage overall end user consolidated engagement on the platform. Starting in February 2019, the Company removed all references to Trips by Ridesharing or Uber Eats from the monthly report, included as part of the monthly business review, and other presentations reviewed by the CODM and board of directors, as it is no longer seen as a key metric for decision-making by the CODM. The monthly report and other materials provided to the CODM and board of directors now include only Trips on a consolidated basis, and the Company plans to continue to present it this way on a go-forward basis.

Our Market Opportunity, page 137

6.

Refer to your responses to comments 24 and 25. Please disclose in the third paragraph on page 137 the substance of your response with respect to why you include trips greater than 30 miles in your calculation of Personal Mobility TAM. Similarly disclose in the first paragraph on page 138 the substance of your response with respect to your specific initiatives in these six countries.

In response to the Staff’s comment, the Company has revised pages 138 and 139 of the Amended Draft Registration Statement.

Board Oversight and Composition

Board Diversity, page 178

7.

Please clarify whether your Nominating and Corporate Governance committee has a policy with regard to consideration of diversity in identifying director nominees. If so, describe how this policy is implemented and how the committee assesses its effectiveness. Refer to Item 407(c)(2)(vi) of Regulation S-K and, for guidance, Regulation S-K Compliance and Disclosure Interpretation 116.11.

In response to the Staff’s comment, the Company has revised page 179 of the Amended Draft Registration Statement.

Cooley LLP 101 California Street 5th Floor San Francisco, CA 94111-5800

t: (415) 693-2000 f: (415) 693-2222 cooley.com

Confidential treatment requested by Uber Technologies, Inc. pursuant to 17 C.F.R. §200.83.

U.S. Securities and Exchange Commission

March 12, 2019

Page Six

Upon the consummation of the Company’s initial public offering, the Company’s Corporate Governance Guidelines will become effective and will provide that the Nominating and Corporate Governance Committee will annually review the appropriate characteristics of a director or nominee in the context of the overall composition of the board of directors which, among other things, will include considering diversity, including with respect to race, ethnicity, gender, geography, national origin, and areas of expertise. The Company’s board of directors and each committee thereof will conduct annual self-evaluations including assessments of its effectiveness and performance.

Notes to Consolidated Financial Statements

Note 14 – Segment Information, page F-52

8.	We are continuing to evaluate your response to comments 34 and 35 and may have additional comments.

The Company acknowledges that the Staff is still evaluating the Company’s response to comments 34 and 35 in its letter dated February 1, 2019 and may have additional comments.

* * *

Please contact me at (415) 693-2177 or Siana Lowrey of Cooley LLP at (415) 693-2150 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ David Peinsipp

David Peinsipp

Cooley LLP

cc:	Tony West, Uber Technologies, Inc.

Keir Gumbs, Uber Technologies, Inc.

Siana Lowrey, Cooley LLP

Peter Mandel, Cooley LLP

Alan Denenberg, Davis Polk & Wardwell LLP

Emily Roberts, Davis Polk & Wardwell LLP

Cooley LLP 101 California Street 5th Floor San Francisco, CA 94111-5800

t: (415) 693-2000 f: (415) 693-2222 cooley.com

Confidential treatment requested by Uber Technologies, Inc. pursuant to 17 C.F.R. §200.83.